UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GenVec, Inc.

File No. 0-24469 - CF#24906

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      GenVec, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2010.

      Based on representations by **GenVec, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27	through March 16, 2016
Exhibit 10.29	through March 12, 2020
Exhibit 10.30	through March 12, 2020
Exhibit 10.31	through March 12, 2020
Exhibit 10.32	through March 12, 2020
Exhibit 10.33	through March 12, 2020

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel